Exhibit 12.1

PDC ENERGY, INC.

Statement of Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,		Year Ended December 31,
	2017		2016	2015	2014		2013		2012
		(dollars in thousands)
Earnings
Income (loss) from continuing operations before income taxes	$72,476		$(393,123)	$(106,588)	$177,228		$(32,963)		$(30,688)
Fixed charges (see below)	21,859		69,840	55,844	53,512		54,002		50,228
Amortization of capitalized interest	916		3,463	2,486	1,379		1,096		871
Interest capitalized	(1,109)		(4,489)	(5,060)	(3,468)		(1,709)		(896)
Total adjusted earnings (loss) available for fixed charges	$94,142		$(324,309)	$(53,318)	$228,651		$20,426		$19,515

Fixed Charges
Interest and debt expense (a)	$19,467		$61,972	$47,571	$47,842		$50,143		$47,505
Interest capitalized	1,109		4,489	5,060	3,468		1,709		896
Interest component of rental expense (b)	1,283		3,379	3,213	2,202		2,150		1,827
Total fixed charges	$21,859		$69,840	$55,844	$53,512		$54,002		$50,228

Ratio of Earnings to Fixed Charges	4.3	x	— (c)	— (c)	4.3	x	—	(c)	—	(c)

(a) Represents interest expense on long-term debt and amortization of debt discount and issuance costs.

(b) Represents the portion of rental expense which we believe represents an interest component.

(c) For the years ended December 31, 2016, 2015, 2013, and 2012, earnings were insufficient to cover total fixed charges by $394.1 million, $109.2 million, $33.6 million and $30.7 million, respectively.